Momentus Inc.
 3901 N. First Street
San Jose, California

September 4, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn:	Andrew Blume
Kevin Woody

Re:	Momentus Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-39128

Dear Mr. Blume and Mr. Woody:

By your letter dated August 20, 2024 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Annual Report on Form 10-K, as amended (the “10-K”), originally filed with the Staff on June 6, 2024, by Momentus Inc. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 98

1.
Please amend your filing to clearly and separately disclose your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2023. See Items 307 and 308 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will file an amendment to the 10-K to revise Item 9.A to separately disclose its conclusions regarding the effectiveness of its disclosure controls and procedures and internal control over financial reporting as of December 31, 2023.

If you have any further requirements, please contact the undersigned at (669) 293-1444 or paul.ney@momentusspace.com.

Sincerely,

/s/ Paul Ney
Paul Ney
Chief Legal Officer and Corporate Secretary, Momentus Inc.

cc:	Stephen C. Hinton, Bradley Arant Boult Cummings LLP